Exhibit 99.1

Ming Shing Group Holdings Limited

NOTICE OF 2026 Extraordinary GENERAL MEETING

To be held on August 25, 2026

Notice is hereby given that Ming Shing Group Holdings Limited (the “Company”), a Cayman Islands exempted company with limited liability, will hold an extraordinary general meeting of the shareholders (the “EGM”), remotely via the following LUMI link: https://meetings.lumiconnect.com/400-318-618-465 (password: ming2026) on August 25, 2026 at 9:00AM Eastern Time, for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

RESOLUTION 1:

It is resolved as a special resolution that subject to and conditional upon the approval by the Registrar of Companies of the Cayman Islands (the “Registrar”), the English name of the Company be changed from “Ming Shing Group Holdings Limited” to “PMA Graphene Technology Group Inc.”, and the dual foreign name in Chinese of the Company be changed from “明成集團控股有限公司” to “宇航派蒙石墨烯科技集團公司” (the “Change of Name”)

RESOLUTION 2:

It is resolved as a special resolution that, subject to and conditional upon the approval for the Change of Name above by the shareholders at the EGM and by the Registrar, the fourth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) be approved and adopted as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect the Change of Name.

RESOLUTION 3:

It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Change of Name and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; and the registered office provider of the Company be instructed to make all necessary filings with the Registrar in connection with the Change of Name, the adoption of the Amended M&A and the passing of the foregoing resolutions.

RESOLUTION 4:

It is resolved as an ordinary resolution that the EGM be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

The Board of Directors has fixed the close of business on July 17, 2026 as the record date for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof.

By Order of the Board of Directors,

By:	/s/ Zhijun Pan
Name:	Zhijun Pan
Title:	Chairman of the Board and Chief Executive Officer

July 22, 2026

A form of proxy has been included with this Notice.

NOTES:

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong or send copies of the foregoing by email to ir@ms100.com.hk, in each case marked for the attention of Ming Shing Group Holdings Limited, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the existing Third Amended and Restated Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the EGM is one or more holders of not less than one-third of the outstanding shares which carry the right to vote at the EGM.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of at least two-thirds of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of or against the resolutions or may abstain at his/her discretion.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Ming Shing Group Holdings Limited

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint

________________________________________________________

of	________________________________________________________

as my/our proxy2 or failing him/her the duly appointed chairperson of the meeting, to vote for me/us and on my/our behalf at the 2026 extraordinary general meeting of the Company (the “EGM”) to be held remotely via the following LUMI link: https://meetings.lumiconnect.com/400-318-618-465 (password: ming2026) on August 25, 2026 at 9:00AM Eastern Time and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

[1]	Full name(s) and address(es) to be inserted in block letters.

[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain
1.	It is resolved as a special resolution that subject to and conditional upon the approval by the Registrar of Companies of the Cayman Islands (the “Registrar”), the English name of the Company be changed from “Ming Shing Group Holdings Limited” to “PMA Graphene Technology Group Inc.”, and the dual foreign name in Chinese of the Company be changed from “明成集團控股有限公司” to “宇航派蒙石墨烯科技集團公司” (the “Change of Name”)	☐	☐	☐

2.	It is resolved as a special resolution that, subject to and conditional upon the approval for the Change of Name above by the shareholders at the EGM and by the Registrar, the fourth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) be approved and adopted as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect the Change of Name.	☐	☐	☐

3.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Change of Name and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; and the registered office provider of the Company be instructed to make all necessary filings with the Registrar in connection with the Change of Name, the adoption of the Amended M&A and the passing of the foregoing resolutions.	☐	☐	☐

4.	It is resolved as an ordinary resolution that the EGM be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.	☐	☐	☐

Dated:

Executed by:

Signature of shareholder Name of Authorized Officer/Attorney:[3]

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.